LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

February 29, 2008 and February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF LINUX GOLD CORP.

(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (An Exploration Stage Company) as of February 29, 2008 and February 28, 2007 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended February 29, 2008, February 28, 2007 and February 28, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The statements of operations, stockholders’ equity (deficiency) and cash flows from March 1, 2003 (date of inception of exploration stage) to February 28, 2005 were audited by other auditors whose report dated July 15, 2005 expressed an unqualified opinion, with an explanatory paragraph discussing the Company’s ability to continue as a going-concern.  Our opinion on the statements of operations, stockholders’ equity (deficiency) and cash flows from inception of the exploration stage to February 29, 2008, insofar as it related to amounts for prior periods through February 28, 2005, is solely based on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for the years ended February 29, 2008, February 28, 2007 and February 28, 2006, and the cumulative totals for the exploration stage of operations from March 1, 2003 (date of inception of exploration stage) through February 29, 2008 in conformity with US generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going-concern.  As discussed in Note 2 to the financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern.  Management plans in regard to these matters are also described in Note 2.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia

June 18, 2008, except as to Note 16

which is as of August 29, 2008.

LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	February 29,	February 28,
	2008	2007
	$	$
		(Restated -
		Note 16)
ASSETS
Current
Cash and cash equivalents	8,236	126,867
Amounts receivable	4,291	57,038
Marketable securities	286,000	208,000
Prepaid expenses and deposits	18,431	29,853
Total Current Assets		421,758

Debt Issue Costs, net of amortization of $nil (2007 - $32,067)	–	173,175
Property and Equipment (Note 4)	11,965	16,487
Mineral Properties (Note 5)	–	126,417

Total Assets		737,837

LIABILITIES
Current
Accounts payable	304,418	24,886
Accrued liabilities	4,956	176,731
Convertible debentures (Note 7)	–	400,232
Accrued liabilities to related parties (Note 6(a))	31,400	31,875
Due to related parties (Note 6(b))	195,397	439,087
Total Current Liabilities		1,072,811

Commitments (Note 11)
Subsequent Events (Note 15)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Common Stock (Note 8)
Authorized:
200,000,000 common shares without par value

Issued:
83,095,825 common shares (2007 – 71,250,099 shares)	14,372,703	12,074,037

Subscriptions Receivable	–	(14,600)

Subscriptions Received	40,062	52,277

Donated Capital	357,818	348,852

Accumulated Other Comprehensive Loss	(60,000)	(138,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(7,393,686)	(5,133,395)
Total Stockholders’ Deficiency

Total Liabilities and Stockholders’ Equity (Deficiency)	328,923	737,837
Approved by the Directors:

“John Robertson”	“Jennifer Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

	Years Ended			Cumulative From Inception of Exploration Stage on March 1, 2003
	February 29, 2008 $	February 28, 2007 $	February 28, 2006 $	Through February 29, 2008 $
		(Restated -
		Note 16)
General and Administrative Expenses
Amortization of property
and equipment	4,852	3,145	10,686	24,029
Amortization of debt issue costs	173,175	32,067	–	205,242
Bad debt expense	84,952	–	–	84,952
Consulting and subcontract	210,313	541,438	133,953	1,293,050
Filing and regulatory fees	24,319	26,772	14,632	117,939
Foreign exchange loss (gain)	(7,130)	(6,941)	6,407	(38,981)
Imputed interest (Note 6(b))	8,966	53,657	31,722	152,318
Interest (Note 7)	1,041,913	1,260,670	–	2,302,583
Management and directors’ fees (Note 6(a))	30,000	30,000	30,000	154,750
Office, rent and telephone	35,406	110,824	198,856	600,447
Professional fees	94,132	79,037	54,909	297,975
Travel	262,766	445,132	23,902	775,452
Less: Interest income	(453)	(33,207)	(4,053)	(40,195)

Mineral Properties
Exploration costs (Note 5)	170,663	1,074,870	309,091	1,753,202
Acquisition costs written-off	126,417	–	–	126,417

Loss from Continuing Operations

Income from Discontinued Operations	–	–	–	369,213
Accounts Payable Written-off	–	46,281	–	46,281

Net Loss for the Period

Loss per share – basic and diluted	(0.03)	(0.05)	(0.01)

Weighted Average Number of Common Shares Outstanding	78,776,000	69,105,000	64,981,000

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency)

Period from Inception of Exploration Stage on March 1, 2003 to February 29, 2008

(Expressed in Canadian Dollars)

	Shares of Common Stock Issued #	Common Stock and Paid-in Capital $	Subscriptions Receivable $	Donated Capital $	Deficit Accumulated from Prior Operations $	Deficit Accumulated During the Exploration Stage $	Other Comprehensive Income (Loss) $	Total Stockholders’ Equity (Deficiency) $

Balance from prior operations,
March 1, 2003	57,458,413	6,804,412	–	205,500	(7,524,145)	–	–	(514,233)
Common stock issued for mineral property	175,000	17,500	–	–	–	–	–	17,500
Common stock issued for services	1,000,000	100,000		–	–	–	–	100,000
Common stock issued for settlement of rent obligation	200,000	19,200	–	–	–	–	–	19,200
Options exercised	150,000	19,812	–	–	–	–	–	19,812
Warrants exercised	1,300,000	280,922	–	–	–	–	–	280,922
Imputed interest	–	–	–	22,960	–	–	–	22,960
Marketable securities	–	–	–	–	–	–	44,000	44,000
Net loss for period	–	–	–	–	–	(3,738)	–	(3,738)

Balance – February 29, 2004	60,283,413	7,241,846	–	228,460	(7,524,145)	(3,738)	44,000	(13,577)
Common stock issued for mineral property	125,000	45,384	–	–	–	–	–	45,384
Common stock issued for cash	4,205,610	860,089	–	–	–	–	–	860,089
Options exercised	87,500	10,606	–	–	–	–	–	10,606
Warrants exercised	250,000	37,500	–	–	–	–	–	37,500
Imputed interest	–	–	–	35,013	–	–	–	35,013
Stock based-compensation	–	82,000	–	–	–	–	–	82,000
Marketable securities	–	–	–	–	–	–	(54,000)	(54,000)
Net loss for year	–	–	–	–	–	(748,369)	–	(748,369)

Balance – February 28, 2005	64,951,523	8,277,425	–	263,473	(7,524,145)	(752,107)	(10,000)	254,646

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency) (Continued)

Period from Inception of Exploration Stage on March 1, 2003 to February 29, 2008

(Expressed in Canadian Dollars)

	Shares of Common Stock Issued #	Common Stock and Paid-in Capital $	Subscriptions Receivable $	Subscriptions Received $	Donated Capital $	Deficit Accumulated from Prior Operations $	Deficit Accumulated During the Exploration Stage $	Other Comprehensive Income (Loss) $	Total Stockholders’ Equity (Deficiency) $

Balance – February 28, 2005	64,951,523	8,277,425	–	–	263,473	(7,524,145)	(752,107)	(10,000)	254,646
Share issue costs	–	(42,571)	–	–	–	–	–	–
Common stock issued for mineral property	50,000	20,500	–	–	–	–	–	–	20,500
Common stock issued for cash	3,100,000	715,127	–	–	–	–	–	–	672,556
Options exercised	93,750	10,838	–	–	–	–	–	–	10,838
Warrants exercised	92,500	21,825	–	–	–	–	–	–	21,825
Imputed interest	–	–	–	–	31,722	–	–	–	31,722
Stock-based compensation	–	2,280	–	–	–	–	–	–	2,280
Marketable securities adjustment	–	–	–	–	–	–	–	2,000	2,000
Net loss for year	–	–	–	–	–	–	(810,105)	–	(810,105)

Balance – February 28, 2006	68,287,773	9,005,424	–	–	295,195	(7,524,145)	(1,562,212)	(8,000)	206,262
Share issue costs	–	(2,613)	–	–	–	–	–	–	(2,613)
Subscriptions received	–			52,277	–	–	–	–	52,277
Common stock issued for debt redemption	2,586,076	644,749	–	–	–	–	–	–	644,749
Options exercised	323,750	75,670	–	–	–	–	–	–	75,670
Warrants exercised	52,500	15,329	(14,600)	–	–	–	–	–	729
Imputed interest	–	–	–	–	53,657	–	–	–	53,657
Intrinsic value of beneficial conversion feature of convertible debentures	–	963,670	–	–	–	–	–	–	963,670
Fair value of warrants issued with convertible debentures	–	1,262,580	–	–	–	–	–	–	1,262,580
Stock-based compensation	–	109,228	–	–	–	–	–	–	109,228
Marketable securities adjustment	–	–	–	–	–	–	–	(130,000)	(130,000)
Net loss for year	–	–	–	–	–	–	(3,571,183)	–	(3,571,183)

Balance – February 28, 2007	71,250,099	12,074,037	(14,600)	52,277	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficiency) (Continued)

Period from Inception of Exploration Stage on March 1, 2003 to February 29, 2008

(Expressed in Canadian Dollars)

	Shares of Common Stock Issued #	Common Stock and Paid-in Capital $	Subscriptions Receivable $	Subscriptions Received $	Donated Capital $	Deficit Accumulated from Prior Operations $	Deficit Accumulated During the Exploration Stage $	Other Comprehensive Income (Loss) $	Equity Total Stockholders’ Equity (Deficiency) $

Balance – February 28, 2007	71,250,099	12,074,037	(14,600)	52,277	348,852	(7,524,145)	(5,133,395)	(138,000)	(334,974)
Share issue costs	–	(4,003)	–	–	–	–	–	–	(4,003)
Subscriptions received	–	–	–	40,062	–	–	–	–	40,062
Common stock issued for debt redemption	8,378,226	1,493,911	–	–	–	–	–	–	1,493,911
Common stock issued for cash	2,825,000	615,195	–	(52,277)	–	–	–	–	562,918
Options exercised	212,500	24,020	–	–	–	–	–	–	24,020
Warrants exercised	430,000	94,501	14,600	–	–	–	–	–	109,101
Imputed interest	–	–	–	–	8,966	–	–	–	8,966
Stock-based compensation	–	75,042	–	–	–	–	–	–	75,042
Marketable securities	–	–	–	–	–	–	–	78,000	78,000
Net loss for year	–	–	–	–	–	–	(2,260,291)	–	(2,260,291)

Balance – February 29, 2008	83,095,825	14,372,703	–	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Years Ended			Cumulative From Inception of Exploration Stage on March 1, 2003 to
	February 29, 2008 $	February 28, 2007 $	February 28, 2006 $	February 29, 2008 $
		(Restated -
		Note 16)
Cash Flows Used In Operating Activities
Net loss for the period	(2,260,291)	(3,571,183)	(810,105)	(7,393,686)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of property and equipment	4,852	3,145	10,686	24,029
Amortization of debt issue costs	173,175	32,067	–	205,242
Receipt of marketable securities for mineral property	–	(16,000)	–	(16,000)
Imputed interest	8,966	53,657	31,722	152,318
Accounts payable written off	–	(46,281)	–	(46,281)
Accretion of discount on convertible debt	1,093,413	1,198,381	–	2,291,794
Stock-based compensation	75,042	109,228	2,280	268,550
Shares issued for services	–	–	20,000	120,000
Shares issued for settlement of rent obligation	–	–	–	19,200
Bad debt expense	84,952	–	–	84,952
Income from discontinued operations	–	–	–	(369,213)
Mineral properties written off	126,417	–	–	126,417

Changes in operating assets and liabilities	(157,191)	233,589	41,913	222,386

Cash Used in Operating Activities	(850,665)	(2,003,397)	(703,504)	(4,310,292)

Cash Flows Used In Investing Activities
Mineral interest acquisition costs	–	–	–	(66,417)
Purchase of property and equipment	(330)	(9,456)	(337)	(35,994)
Purchase of marketable securities	–	(250,000)	–	(250,000)
Cash Used in Investing Activities	(330)	(259,456)	(337)	(352,411)

Cash Flows Provided by Financing Activities
Advances from related parties	–	–	16,238	16,238
Debt issue costs	–	(205,242)	–	(205,242)
Proceeds from convertible debt	–	2,226,251	–	2,226,251
Repayment of debt	–	(153,401)	–	(153,400)
Private placement costs	(4,003)	(2,613)	(42,571)	(49,188)
Subscriptions received	40,062	52,277	–	92,339
Proceeds from exercise of
stock options and warrants	696,305	76,399	727,790	2,732,807
Cash Provided by Financing Activities	732,364	1,993,671	701,457	4,659,805

Decrease in Cash and Cash Equivalents	(118,631)	(269,182)	(2,384)	(2,898)

Cash and Cash Equivalents, Beginning of Period	126,867	396,049	398,433	11,134

Cash and Cash Equivalents, End of Period	8,236	126,867	396,049	8,236

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 12)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily de-listed from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over-the-Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, effective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.

GOING-CONCERN

These consolidated financial statements have been prepared by management on the basis of generally accepted accounting principles applicable to a “going-concern”, which assumes the Company, will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has an accumulated deficit during the exploration stage of $7,393,686 and total since inception of $14,917,831, has not yet commenced revenue-producing operations, and has significant expenditure requirements to continue to advance its exploration and development activities.

These consolidated financial statements do not reflect adjustments that would be necessary if the going-concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events, which raise doubts about the validity of the going-concern assumption used in preparing these consolidated financial statements. Management intends to raise additional capital through share issuances to finance operations and invest in other business opportunities.

If the going-concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles. The Company is an exploration stage company, as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”.

b)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary LinuxWizardry Inc., a US corporation. All significant inter-company balances and transactions have been eliminated.

c)

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The consolidated financial statements of the Company are translated to Canadian dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Foreign currency transactions are primarily undertaken in US dollars. Monetary assets and liabilities denominated in US dollars are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of rates for amortization, the impairment of marketable securities, fair value of imputed interest and the assumptions used in computing the fair value of stock-based compensation. Actual results could differ from those estimates.

e)

Basic and Diluted Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

f)

Stock-Based Compensation

The Company records stock-based compensation in accordance with SFAS 123R, “Share Based Payments”, using the fair value method.

All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued.

g)

Exploration Expenditures

The Company is in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. Exploration expenses incurred prior to determination of the feasibility of a mining operation and administrative expenses are expensed as incurred. Mineral exploration and development expenditures incurred subsequent to the determination of the feasibility of a mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of mineral interests. The Company has investigated ownership of its mineral interests, and to the best of its knowledge, ownership of its interests is in good standing.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Acquisition Costs

Per EITF 04-2 the Company reports the aggregate carrying amount of mineral rights as a separate component of property, plant and equipment. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

i)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

j)

Asset Retirement Obligation

The basis of this policy is the recognition of a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated. A corresponding increase to the carrying amount of the related asset, when one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation, or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised. To date, the Company has not recognized any asset retirement obligations as a reasonable estimate cannot be made at this time.

k)

Financial Instruments

The Company classifies its financial instruments into held-to-maturity, trading or available-for-sale categories. Financial instruments are classified as held-to-maturity when the Company has the positive intent and ability to hold the instruments to maturity. Financial instruments for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity instruments are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Financial instruments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Financial instruments not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

l)

Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

Marketable Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available-for-sale with unrealized gains and losses included in stockholders' equity. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

n)

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

o)

Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. As at February 29, 2008, February 28, 2007 and 2006, the Company’s only component of other comprehensive loss was unrealized holding gains and losses on available-for-sale securities.

	Years Ended
	February 29, 2008	February 28, 2007	February 28, 2006
		(Restated -
		Note 16)

Net loss for the year	$(2,358,540)	$(3,571,183)	$(810,105)

Other comprehensive income (loss)
Unrealized holding gain (loss) on investments	78,000	(130,000)	2,000

Comprehensive loss for the year	$(2,280,540)	$(3,701,183)	$(808,105)

p)

Property and Equipment

Property and equipment consists of office furniture, computer equipment and vehicle, which are recorded at cost. Office furniture is amortized on a declining-balance basis at 20% per annum, and the vehicle is amortized on a declining-balance basis at 30% per annum.

q)

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on derecognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company’s reported consolidated financial position or results of operations.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

q)

Recent Accounting Pronouncements (continued)

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements Liabilities – an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

4.

PROPERTY AND EQUIPMENT

February 29, 2008
	Cost	Accumulated Amortization	Net Carrying Value

Office furniture	$ 11,194	$ 3,965	$ 7,229
Vehicle	15,531	10,795	4,736

	$ 26,725	$ 14,760	$ 11,965

February 28, 2007
	Cost	Accumulated Amortization	Net Carrying Value

Office furniture	$ 10,864	$ 1,453	$ 9,411
Vehicle	15,531	8,455	7,076

	$ 26,395	$ 9,908	$ 16,487

5.

MINERAL PROPERTIES

	Alaska	British Columbia	China	Total

Capitalized acquisition costs as at February 28, 2007	$ –	$ 77,417	$ 49,000	$ 126,417

Acquisition costs written off	–	(77,417)	(49,000)	(126,417)

Capitalized acquisition costs as at February 29, 2008	$ –	$ –	$ –	$ –

	February 29, 2008
	Alaska	British Columbia	Total

Exploration and development costs:
Assaying	$ 26,357	$ –	$ 26,357
Staking and recording fees	96,344	–	96,344
Geological consulting	43,999	–	43,999
Transportation	3,963	–	3,963

Incurred during the year	$170,663	$ –	$170,663

	February 28, 2007
	Alaska	British Columbia	Total

Exploration and development costs:
Assaying	$ 130,544	$ –	$ 130,544
Field supplies and other	609,856	–	609,856
Staking and recording fees	26,357	–	26,357
Geological consulting	105,655	–	105,655
Transportation	202,458	–	202,458

Incurred during the year	$ 1,074,870	$ –	$ 1,074,870

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

6.

MINERAL PROPERTIES (Continued)

	February 28, 2006
	Alaska	British Columbia	Total

Exploration and development costs:
Staking and recording fees	$ 33,938	$ –	$ 33,938
Geological consulting	229,442	3,875	233,317
Transportation	41,836	–	41,836

Incurred during the year	$ 305,216	$ 3,875	$ 309,091

a)

Alaska Mineral Properties

i)

Granite Mountain Property: The Company staked a total of 284 mining claims located in the state of Alaska.

ii)

Fish Creek Property: The Company owns a 50% joint interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US $2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US $500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, the Company entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

b)

British Columbia Mineral Properties

i)

TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a.

The Company must pay $30,000 in various stages to December 1, 2004 (paid).

b.

The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued) and 50,000 shares upon completion of Phase III (issued).

c.

The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

ii)

ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a.

The Company paid $10,000 and issued 100,000 common shares.

b.

The vendor will retain a 2% “NSR”. The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company has entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

During the year ended February 29, 2008, the Company discontinued active exploration on both British Columbia properties and wrote off its acquisition costs.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (Continued)

c)

China Mineral Property

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, whichever is greater.

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee.

iii)

incur production expenses, subject to successful results in each phase, of $500,000 as follows:  $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

During the year ended February 29, 2008, the Company discontinued active exploration on the property and wrote off its acquisition costs.

7.

RELATED PARTY TRANSACTIONS

a)

All related party transactions are in the normal course of business and have been measured at their exchange amounts. The Company incurred the following transactions during the year:

i)

Pursuant to a management services agreement, the Company accrued management fees of $30,000 (2007 - $30,000, 2006 - $30,000), to a company where the President of the Company is a director. At February 29, 2008, the Company is indebted in the amount of $31,400 (February 28, 2007 - $31,875), which is included in accrued liabilities to related parties. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

ii)

The Company paid director’s fees of $12,000 (2007 - $12,000, 2006 - $12,000) to the President of the Company.

iii)

Refer to Note 5(a) for a joint venture agreement with a related Company.

iv)

Refer to Note 5(b) for ownership of mineral claims.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Imputed interest, at 15%, totalling $8,966 (February 28, 2007 - $53,657, February 28, 2006 - $31,722) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28,	Advances	February 29,
	2007	(Repayments)	2008

Access Information Services, Inc.	$48,287	$(48,287)	$–
IAS Communications Inc.	(3,151)	3,151	–
JGR Petroleum, Inc.	66,099	16,434	82,533
J. Robertson, President and CEO	6,284	5,300	11,584
Rainbow Network	68,610	(68,610)	–
Reg Technologies Inc.	(6,840)	6,840	–
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	144,867	(144,867)	–
540330 BC Ltd.	114,969	(114,969)	–
Teryl Resources Corp.	–	98,318	98,318
Information Highway.com	–	3,000	3,000

	$439,087	$	$

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

8.

CONVERTIBLE DEBENTURES

The Company completed a private placement financing of $2,226,250 (US $2,000,000) on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of US $2,105,250. The Discount Notes were issued at a discount of 5%, were convertible into common stock at a conversion price of $0.40 per share at the option of the investor. Effective October 1, 2006, the Company was required to repay 1/15 of the principal amount per month. Upon required monthly repayment, the Discount Notes were converted to common stock at a conversion price calculated as the 15-day volume weighted average stock price less a 15% discount. The Discount Notes matured on November 8, 2007.

The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company was obligated to file a registration statement with the United States Securities and Exchange Commission registering the resale of shares of the Company's common stock issuable upon conversion of the Discount Notes and exercise of the warrants. This resale registration statement was filed on August 9, 2006 and became effective September 1, 2006.

The Company received proceeds of US $1,500,000 at first closing on May 8, 2006, and the remaining US $500,000 was received upon the filing of a resale registration statement. The investors received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share for a term expiring upon the earlier of one year after the effectiveness of the resale registration statement or ten years. These warrants were subject to a price adjustment clause whereby any future equity financing at a share price less than the exercise price of the warrants would result in the re-pricing of the warrants exercise price to equal the share price of the financing and additional warrants would be issued so that the aggregate exercise price of the re-priced warrants would equal the aggregate exercise price of the originally issued warrants.

The Company received US $1,815,000 in net proceeds from this transaction. The funds were used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes.

During the year ended February 29, 2008, the Company redeemed $1,493,911 (US $1,403,518) of principal paid by the issuance of 8,378,226 common shares.

In accordance with EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US $864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature. In addition, in accordance with EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values. Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US $1,135,134) as additional paid-in capital. The carrying value of the Discount Notes has been accreted to the face value of the principal. During the year ended February 29, 2008, interest expense of $1,041,913 (February 28, 2007 - $1,260,670, February 28, 2006 - $Nil) has been accreted.

9.

COMMON STOCK

a)

During the year ended February 29, 2008, the Company issued 212,500 common shares upon the exercise of stock options for proceeds of $24,020 (US $21,250).

b)

During the year ended February 29, 2008, the Company issued 430,000 common shares upon the exercise of warrants for proceeds of $94,501 (US $102,500).

c)

During the year ended February 29, 2008, the Company issued 8,378,226 common shares upon the conversion of debentures with a principal amount of $1,493,645 (US $1,403,518).

d)

On May 31, 2007, the Company issued 2,825,000 units pursuant to a private placement at a price of US $0.20 per unit for proceeds of $615,195 (US $565,000) before finders’ fee of $4,003. Each unit consisted of one common share and one-half of one warrant. One whole warrant entitles the holder to purchase one share at a price of US $0.25 per share in the first year and US $0.30 per share in the second year.

e)

During the year ended February 28, 2007, the Company issued 2,586,076 common shares upon the conversion of debentures with a principal amount of $644,749 (US $561,400).

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

10.

WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 29, 2008		February 28, 2007
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	12,242,529	US $ 0.39	4,811,027	US $ 0.20
Issued	8,912,500	US $ 0.21	7,500,002	US $ 0.50
Exercised	(430,000)	US $ 0.27	(52,500)	US $ 0.25
Forfeited / Expired	(6,912,529)	US $ 0.22	(16,000)	US $ 0.08

Balance, end of year	13,812,500	US $ 0.21	12,242,529	US $ 0.39

During the year ended February 29, 2008, the Company issued 1,412,500 warrants pursuant to the private placement on May 31, 2007 as described in Note 8(d).

During the year ended February 29, 2008, the Company issued 5,625,000 warrants with an exercise price of US $0.20 and expiry date of May 8, 2011, and 1,875,000 warrants with an exercise price of US $0.20 and expiry date of June 28, 2011 pursuant to the price adjustment clause in the convertible debt agreement as described in Note 7.

The following share purchase warrants are outstanding:

Expiry Date	Exercise Price	February 29, 2008	February 28, 2007

November 18, 2007	US $ 0.25	–	517,250
December 6, 2007	US $ 0.18	–	2,777,777
February 21, 2007/February 21, 2008	US $ 0.25/$ 0.30	–	1,447,500
September 11, 2007	US $ 0.20	–	2,500,002
May 8, 2011	US $ 0.20	9,275,000	3,750,000
June 28, 2011	US $ 0.20	3,125,000	1,250,000
June 1, 2008/June 1, 2009	US $ 0.25/$ 0.30	1,412,500	–

		13,812,500	12,242,529

Effective May 31, 2007, the exercise price of the warrants expiring September 11, 2007, May 8, 2011 and June 28, 2011 were re-priced from US $0.52, US $0.50 and US $0.50, respectively, to US $0.20 per share.

11.

STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. All options granted under the plan are subject to the following vesting schedule:

i)

Up to twenty-five percent (25%) of the options will vest upon granting (the “First Vesting”);

ii)

The second twenty-five percent (25%) of the options will vest 90 days from the date of the exercise of the First Vesting (the “Second Vesting”);

iii)

The third twenty-five percent (25%) of the options will vest 90 days from the date of the exercise of the Second Vesting (the “Third Vesting”);

iv)

The fourth and final twenty-five percent (25%) of the options will vest 90 days from the date of the exercise of the Third Vesting.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

11.

STOCK OPTIONS (Continued)

a)

During the years ended February 29, 2008, February 28, 2007 and 2006, the Company recorded total stock-based compensation of $75,042, $109,228 and $2,280, respectively.  The Company has a remaining $425,936 of deferred stock-based compensation, which will be expensed as the stock options vest.

Of the stock-based compensation recorded during the year ended February 29, 2008, $45,333 was related to the granting of 300,000 stock options and $29,709 was related to the extension of the term on 1,525,000 options for an additional five years.

	Weighted Average	Weighted Average
	Grant Date	Exercise Date
	Fair Value	Fair Value

February 29, 2008	$ 0.36	$ 0.36
February 29, 2007	$ 0.35	$ 0.21
February 29, 2006	$ 0.00	$ 0.10

b)

Stock options outstanding are:

			Aggregate Intrinsic Value
Number	Number		Number	Number
of Options	of Options	Exercise	of Options	of Options
Outstanding	Exercisable	Price	Outstanding	Exercisable	Expiry Date
75,000	18,750	US $ 0.30	$ –	$ –	April 22, 2009
12,500	6,250	US $ 0.20	500	250	November 9, 2009
25,000	6,250	US $ 0.34	–	–	June 29, 2011
1,500,000	375,000	US $ 0.35	–	–	August 9, 2011
25,000	6,250	US $ 0.25	–	–	November 2, 2011
50,000	12,500	US $ 0.25	–	–	December 8, 2011
50,000	12,500	US $ 0.31	–	–	November 7, 2012
1,525,000	381,250	US $ 0.10	213,500	53,375	February 21, 2013

			$ 214,000	$ 53,625

c)

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding and exercisable at March 1, 2006	2,443,750	US $ 0.13

Granted	1,600,000	US $ 0.35
Exercised	(323,750)	US $ 0.21

Outstanding at February 28, 2007	3,720,000	US $ 0.22

Granted	300,000	US $ 0.22
Exercised	(212,500)	US $ 0.10
Cancelled	(250,000)	US $ 0.20
Forfeited	(295,000)	US $ 0.10

Outstanding at February 29, 2008	3,262,500	US $ 0.23

Exercisable at February 29, 2008	815,625	US $ 0.23

The aggregate intrinsic value of options exercised during the year ended February 29, 2008 was $27,375.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

11.

STOCK OPTIONS (Continued)

d)

The fair value of the options with an extended life was estimated on the date of the grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended February 29, 2008	Year Ended February 28, 2007

Expected dividend yield	0%	0%
Expected volatility	122% to 128%	82%
Expected life (in years)	5	5
Risk-free interest rate	2.71 % to 4.17%	4.61%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

12.

COMMITMENTS

a)

The Company signed a consulting agreement with CEOcast, Inc. on December 1, 2007 for investor relations services at US $7,500 per month for six months, and 300,000 shares of the Company common stock. The shares have not been issued.

b)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US $1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US $0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 29, 2008, consulting fees of $6,403 (February 28, 2007 - $89,278, February 28, 2006 - $nil) were incurred.

c)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US $0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the year ended February 29, 2008, consulting fees of $nil (February 28, 2007 - $40,618, February 28, 2006 - $nil) were incurred.

d)

The Company entered into a lease agreement dated September 7, 2006 for a term of three years to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs. On November 30, 2007, the monthly rent increased to $2,017. The Company shares the rentable area with related parties who reimburse the Company for two-thirds of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2009	$ 41,906
Fiscal year ending February 28, 2010	27,937

$ 69,843

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

13.

NON-CASH FINANCING AND INVESTING ACTIVITIES

a)

During the year ended February 29, 2008:

The Company issued 8,378,226 common shares upon the conversion of debentures with a principal amount of $1,493,911.

The Company paid interest of $nil and income taxes of $nil.

b)

During the year ended February 28, 2007:

The Company received 100,000 common shares of Teryl with a fair value of $16,000 as consideration for the extension of a joint venture agreement in mineral property claims described in Note 5(a)(ii). This amount has been shown as a reduction in exploration costs.

c)

During the year ended February 28, 2006:

i)

50,000 common shares were issued with a fair value of $20,500 as part consideration under the mineral property option agreement described in Note 5(c)(ii).

ii)

100,000 common shares were issued for finders’ fees pursuant to a private placement agreement.

14.

INCOME TAXES

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109, “Accounting for Income Taxes”, as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

Year of			Year of
Loss	Amount		Expiration

2002		$238,000	2009
2003		28,000	2010
2004		347,000	2011
2005		399,000	2015
2006		464,000	2026
2007		1,055,000	2027
2008		767,000	2028

	$

Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	February 29, 2008	February 28, 2007
		(Restated -)No
		Note 16)

Income tax benefit computed at Canadian statutory rates	$700,690	$1,219,201
Amortization in excess of capital cost allowance	(1,504)	(12,021)
Non-deductible stock-based compensation	(23,263)	(37,290)
Debt issue costs	(53,685)	(10,948)
Temporary differences related to natural resource costs	(92,095)	(340,662)
Other permanent differences	(292,324)	(411,919)
Future income tax rate variance	(340,016)	–
Utilized (unrecognized) tax losses	102,197	(406,361)

Future income tax benefit	$–	$–

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

14.

INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	February 29, 2008	February 28, 2007

Future income tax assets

Excess of book value over market value of marketable securities	$17,220	$47,113
Excess of undepreciated capital cost over net book value of fixed assets	6,801	6,547
Excess of unamortized debt issue costs over tax value	(31,422)	(3,066)
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	741,190	753,960
Net losses carried forward	946,526	1,328,046

		2,132,600
Valuation allowance for future income tax assets	()	(2,132,600)

Future income tax assets, net	$–	$–

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

15.

FINANCIAL INSTRUMENTS

a)

Fair value

The carrying values of all held-for-trading and held-to-maturity instruments, represented by cash and cash equivalents, amounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values because of the short-term maturity of these financial instruments. The aggregate fair value of all held-for-trading instruments is $8,236 (2007 - $126,867). The aggregate carrying value and fair value of all held-to-maturity assets is $4,291 (2007 - $57,038).

Available-for-sale securities consist of common shares in a company related by common directors and is represented as marketable securities on the financial statements. The fair value of these securities is $286,000 (2007 - $208,000) and losses included in accumulated other comprehensive loss is $60,000 (2007 - $138,000).

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

c)

Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash. To manage the risk, cash is placed with major financial institutions. The Company does not have significant concentrations of credit risk in regards to its amounts receivable and allows for any uncollectible accounts on a specific identification basis based on payment history.

d)

Currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time. At February 29, 2008, the Company held foreign currencies of US $3,202 (CDN $3,134) (2007 – US $26,125 (CDN $30,339)).

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

16.

SUBSEQUENT EVENTS

a)

On March 27, 2008, the Company completed a private placement financing and issued 500,000 units at $0.20 per unit for proceeds of US $100,000. Each unit consists of one share of common stock and one share purchase warrant. Each warrant shall entitle the holder to purchase one additional share of common stock at US $0.25 for one year from date of issue. During the year ended February 29, 2008, the Company received $40,062 pursuant to this private placement.

b)

On April 4, 2008 the Board of Directors approved that the Company issue up to 5,000,000 units at a price of US $0.15 per unit to raise US $750,000, each unit consisting of one share of common stock and one purchase warrant. Each purchase warrant shall entitle the holder to purchase one additional share of common stock at a price of US $0.20 for a period of one year.

c)

During the year, the Company entered into an agreement with an arm’s length party to settle an accounts payable by issuing 300,000 common shares.  On May 1, 2008, a company related by common management transferred its ownership in 300,000 common shares of the Company to the arm’s length party to settle the Company’s obligation under the agreement.  Consequently, the Company is indebted to the related party in the amount of US $45,000, which represents the market price of the shares on the date of transfer.

17.

RESTATEMENT

During the 2008 and 2007 fiscal years, the Company had incorrectly recorded stock-based compensation expense for stock options as if they had vested in full upon granting. The terms of certain stock options granted during the 2008 and 2007 fiscal years provide for vesting based upon a graduated schedule, as described in Note 10. Accordingly, the Company has retroactively restated the amount of stock-based compensation previously recognized during the 2008 and 2007 fiscal years to correspond to the vesting terms, resulting in a $425,936 and $327,687 decrease in net loss, respectively.

The effect of this restatement on the balance sheet as at February 29, 2008, and the statement of operations for the year ended February 29, 2008 is as follows:

Consolidated Balance Sheet:

	February 29, 2008 As Reported	Adjustment	February 29, 2008 As Restated

Common stock	$ 14,798,639	$ (425,936)	$ 14,372,703

Deficit	$ 7,819,622	$ (425,936)	$ 7,393,686

Consolidated Statement of Operations:

	For the Year Ended February 29, 2008 As Reported	Adjustment	For the Year Ended February 29, 2008 As Restated

Consulting and subcontract expense	$ 308,562	$ (98,249)	$ 210,313

Net Loss for the Period	$ 2,358,540	$ (98,249)	$ 2,260,291

Loss per share – basic and diluted	$ (0.03)		$ (0.03)

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2008

(Stated in Canadian Dollars)

17.

RESTATEMENT (Continued)

The effect of this restatement on the balance sheet as at February 28, 2007, and the statement of operations for the year ended February 28, 2007 is as follows:

Consolidated Balance Sheet:

	February 28, 2007 As Reported	Adjustment	February 28, 2007 As Restated

Common stock	$ 12,401,724	$ (327,687)	$ 12,074,037

Deficit	$ 5,461,082	$ (327,687)	$ 5,133,395

Consolidated Statement of Operations:

	For the Year Ended February 28, 2007 As Reported	Adjustment	For the Year Ended February 28, 2007 As Restated

Consulting and subcontract expense	$ 869,125	$ (327,687)	$ 541,438

Net Loss for the Period	$ 3,898,870	$ (327,687)	$ 3,571,183

Loss per share – basic and diluted	$ (0.06)		$ (0.05)